Exhibit 99.1

Huize Holding Limited Reports Third Quarter 2024 Unaudited Financial Results

SHENZHEN, China, December 10, 2024 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Financial and Operational Highlights

•

Record high insurance premiums: Gross written premiums (“GWP”) reached a quarterly record high of RMB2,060.7 million in the third quarter of 2024, compared to RMB1,245.1 million in the same period of 2023. First year premiums (“FYP”) more than doubled year-over-year to RMB1,354.4 million in the third quarter of 2024, driven by strong demand for long-term savings products, our sophisticated product innovation capabilities, and our omnichannel distribution platform.

•

Increasing contribution from international businesses: Alongside robust domestic demand, revenue contribution from our international businesses surged to 19% in the third quarter of 2024, up 8 percentage points sequentially, driven primarily by our steady growth of the Hong Kong business.

•

The cumulative number of insurance clients served broke through a significant milestone reaching 10.1 million as of September 30, 2024. Huize cooperated with 123 insurer partners in mainland China and internationally, including 77 life and health insurance companies and 46 property and casualty insurance companies, as of September 30, 2024.

•	As of September 30, 2024, cash and cash equivalents were RMB242.6 million (US$34.6 million).

Mr. Cunjun Ma, Founder and CEO of Huize, said, “We delivered a very strong set of business results, with total GWP reaching a record quarterly high of over RMB2 billion, and FYP more than doubling to RMB1.4 billion in the third quarter of 2024. This performance primarily reflects our core competencies in quality customer acquisition, product innovation, and AI solution development, allowing us to capitalize on the tremendous demand for long-term savings products amid an evolving regulatory regime in China, alongside our active diversification into international markets.”

“Additionally, we continued to attract high-quality mass affluent customers, as evidenced by our sustainably high average FYP ticket size of approximately RMB 79,000 for savings products, and our 13th- and 25th-month persistency ratio for long-term life and health insurance products, which remained among the highest levels in the industry at above 95%. We also enjoyed substantial efficiency gains thanks to the deployment of self-developed AI solutions across our operations, with our expense-to-revenue ratio improving by 5 percentage points year-over-year to 24%, enabling us to achieve net profit of RMB18.7 million and non-GAAP net profit1 of RMB18.3 million during the quarter.”

“Our overseas expansion, through our international arm, Poni Insurtech, gained stronger momentum, with revenue contribution from our international businesses reaching 19% in the third quarter, up 8 percentage points sequentially. This acceleration largely reflects our success in capturing market share in Hong Kong. Following the acquisition of Global Care, a leading Vietnam-based Insurtech company in September, we have been accelerating recruitment and empowering its distribution partners to accelerate business growth. We plan to enter two additional markets—Singapore and the Philippines—within the next 12 months, gradually expanding our footprint in markets across Southeast Asia with significant potential. We believe these strategic initiatives will further diversify our revenue streams, with a target of international revenue contributions to reach 30% by 2026.”

[1]

Non-GAAP net profit is a non-GAAP financial measure. For more information on the non-GAAP net profit, please see the section of “Use of Non-GAAP Financial Measure Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“Looking ahead, we remain committed to becoming a leading pan-Asian digital insurance distribution platform. While further solidifying our leadership in mainland China, we will replicate and localize our successful home market-proven business model to capitalize on the tremendous untapped market opportunities across Southeast Asia, reinforcing our strategy for sustainable, long-term growth.”

Third Quarter 2024 Financial Results

GWP and operating revenue

GWP facilitated on our platform was RMB2,060.7 million (US$293.6 million) in the third quarter of 2024, an increase of 65.5% from RMB1,245.1 million in the same period of 2023. Within GWP facilitated in the third quarter of 2024, FYP accounted for RMB1,354.4 million (or 65.7% of total GWP), an increase of 110.1% year-over-year. Renewal premiums accounted for RMB706.3 million (or 34.3% of total GWP), an increase of 17.6% year-over-year.

Operating revenue was RMB369.7 million (US$52.7 million) in the third quarter of 2024, an increase of 26.4% from RMB292.4 million in the same period of 2023. The increase was primarily driven by the increase in FYP facilitated.

Operating costs

Operating costs were RMB267.0 million (US$38.0 million) in the third quarter of 2024, an increase of 41.0% from RMB189.3 million in the same period of 2023, primarily due to an increase in channel expenses.

Operating expenses

Selling expenses were RMB43.3 million (US$6.2 million) in the third quarter of 2024, a decrease of 11.9% from RMB49.1 million in the same period of 2023, primarily due to a decrease in personnel costs.

General and administrative expenses were RMB32.1 million (US$4.6 million) in the third quarter of 2024, an increase of 49.5% from RMB21.5 million in the same period of 2023. This increase was primarily due to an increase in rental and utilities expenses.

Research and development expenses were RMB14.0 million (US$2.0 million) in the third quarter of 2024, a decrease of 2.0% from RMB14.3 million in the same period of 2023, primarily due to a decrease in personnel costs.

Net profit and Non-GAAP net profit for the period

Net profit was RMB18.7million (US$2.7 million) in the third quarter of 2024, compared to net profit of RMB20.2 million in the same period of 2023. Non-GAAP net profit was RMB18.3 million (US$2.6 million) in the third quarter of 2024, compared to non-GAAP net profit of RMB18.5 million in the same period of 2023.

Cash and cash equivalents

As of September 30, 2024, the Company’s cash and cash equivalents amounted to RMB242.6 million (US$34.6 million), compared to RMB249.3 million as of December 31, 2023.

Conference Call

The Company’s management team will hold an earnings conference call at 7:00 A.M. Eastern Time on Tuesday, December 10, 2024 (8:00 P.M. Beijing/Hong Kong Time on Tuesday, December 10, 2024). Details for the conference call are as follows:

Event Title: Huize Holding Limited’s Third Quarter 2024 Earnings Conference Call

Registration Link: https://register.vevent.com/register/BI6f8fe18c6ef94d6baa48203895575679

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a confirmation email containing dial-in numbers and a unique access PIN, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading insurance technology platform connecting consumers, insurance carriers and distribution partners digitally through data-driven and AI-powered solutions in Asia. Targeting mass affluent consumers, Huize is dedicated to serving consumers for their life-long insurance needs. Its online-to-offline integrated insurance ecosystem covers the entire insurance life cycle and offers consumers a wide spectrum of insurance products, one-stop services, and a streamlined transaction experience across all scenarios. By leveraging AI, data analytics, and digital capabilities, Huize empowers the insurance service chain with proprietary technology-enabled solutions for insurance consultation, user engagement, marketing, risk management, and claims service.

For more information, please visit http://ir.huize.com or follow us on social media via LinkedIn (https://www.linkedin.com/company/huize-holding-limited), Twitter (https://twitter.com/huizeholding) and Webull (https://www.webull.com/quote/nasdaq-huiz).

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) attributable to common shareholders as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) attributable to common shareholders as net profit/(loss) attributable to common shareholders excluding share-based compensation expenses. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) attributable to common shareholders enables our management to assess our operating results without considering the impact of share-based compensation expenses. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) attributable to common shareholders is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) attributable to common shareholders or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0176 to US$1.00, the exchange rate on September 30, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding the demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations

Kenny Lo

Investor Relations Manager

investor@huize.com

Media Relations

mediacenter@huize.com

Christensen Advisory

In China

Ms. Dee Wang

Phone: +86-10-5900-1548

Email: dee.wang@christensencomms.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

Huize Holding Limited

Unaudited Condensed Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of September 30
	2023	2024
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	249,258	242,629	34,574
Restricted cash	42,307	46,014	6,557
Short-term investments	8,879	6,833	974
Contract assets, net of allowance for doubtful accounts	41,481	62,772	8,945
Accounts receivables, net of allowance for impairment	178,294	186,133	26,524
Insurance premium receivables	927	2,140	305
Amounts due from related parties	383	984	140
Amount due from shareholders	—	632	90
Deferred costs	6,147	—	—
Prepaid expense and other receivables	78,784	76,026	10,834

Total current assets	606,460	624,163	88,943

Non-current assets
Restricted cash	29,687	29,886	4,259
Contract assets, net of allowance for doubtful accounts	12,495	27,918	3,978
Property, plant and equipment, net	54,107	52,292	7,452
Intangible assets, net	50,743	70,491	10,045
Long-term investments	76,688	71,200	10,146
Operating lease right-of-use assets	115,946	109,743	15,638
Other receivables	—	8,446	1,204
Goodwill	461	10,935	1,558
Other assets	419	482	64

Total non-current assets	340,546	381,393	54,344

Total assets	947,006	1,005,556	143,287

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings	30,000	20,200	2,878
Accounts payable	211,905	275,341	39,236
Insurance premium payables	37,514	41,180	5,868
Contract liabilities	2,728	59	8
Other payables and accrued expenses	34,850	40,097	5,711
Payroll and welfare payable	56,207	39,822	5,675
Income taxes payable	2,440	2,440	348
Operating lease liabilities	16,949	20,629	2,940
Amount due to related parties	2,451	—	—

Total current liabilities	395,044	439,768	62,664

Non-current liabilities
Deferred tax liabilities	12,048	15,812	2,253
Operating lease liabilities	129,299	121,789	17,355
Payroll and welfare payable	200	1,575	224

Total non-current liabilities	141,547	139,176	19,832

Total liabilities	536,591	578,944	82,496

Shareholders’ equity
Class A common shares	62	63	9
Class B common shares	10	10	1
Treasury stock	(28,580)	(29,512)	(4,205)
Additional paid-in capital	905,958	910,740	129,779
Accumulated other comprehensive loss	(14,060)	(15,418)	(2,197)
Accumulated deficits	(458,237)	(456,025)	(64,983)

Total shareholders’ equity attributable to Huize Holding Limited shareholders	405,153	409,858	58,404
Non-controlling interests	5,262	16,754	2,387

Total shareholders’ equity	410,415	426,612	60,791

Total liabilities and shareholders’ equity	947,006	1,005,556	143,287

Huize Holding Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	279,110	361,173	51,467	923,029	934,845	133,214
Other income	13,334	8,525	1,215	36,516	28,116	4,007

Total operating revenue	292,444	369,698	52,682	959,545	962,961	137,221

Operating costs and expenses
Cost of revenue	(184,474)	(266,813)	(38,021)	(597,062)	(675,199)	(96,215)
Other cost	(4,841)	(164)	(23)	(15,663)	(6,327)	(902)

Total operating costs	(189,315)	(266,977)	(38,044)	(612,725)	(681,526)	(97,117)

Selling expenses	(49,129)	(43,275)	(6,167)	(162,751)	(134,305)	(19,138)
General and administrative expenses	(21,493)	(32,126)	(4,578)	(92,103)	(104,427)	(14,881)
Research and development expenses	(14,305)	(14,025)	(1,998)	(54,620)	(46,504)	(6,627)

Total operating costs and expenses	(274,242)	(356,403)	(50,787)	(922,199)	(966,762)	(137,763)

Operating profit/(loss)	18,202	13,295	1,895	37,346	(3,801)	(542)

Other income/(expenses)
Interest income	1,490	1,040	148	2,297	3,360	479
Unrealized exchange loss	(101)	(26)	(4)	(309)	(270)	(38)
Investment (loss)/income	(613)	1,604	229	(928)	(2,232)	(318)
Others, net	1,299	2,008	286	14,311	6,912	985

Profit before income tax, and share of income of equity method investee	20,277	17,921	2,554	52,717	3,969	566

Share of income of equity method investee	1,359	639	91	365	217	31

Net profit	21,636	18,560	2,645	53,082	4,186	597

Net profit/(loss) attributable to non-controlling interests	1,467	(93)	(13)	881	1,974	282

Net profit attributable to common shareholders	20,169	18,653	2,658	52,201	2,212	315

Net profit/(loss)	21,636	18,560	2,645	53,082	4,186	597
Foreign currency translation adjustment, net of tax	3,237	(3,379)	(482)	8,489	(1,358)	(194)
Comprehensive income	24,873	15,181	2,163	61,571	2,828	403

Comprehensive income/(loss) attributable to non-controlling interests	1,467	(93)	(13)	881	1,974	281

Comprehensive income attributable to Huize Holding Limited	23,406	15,274	2,176	60,690	854	122

Weighted average number of common shares used in computing net profit per share
Basic and diluted	995,606,092	1,013,767,072	1,013,767,072	1,004,018,221	996,483,969	996,483,969
Net profit per share attributable to common shareholders
Basic and diluted	0.02	0.02	0.00	0.05	0.00	0.00

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2023	2024		2023	2024
	RMB	RMB	USD	RMB	RMB	USD
Net profit attributable to common shareholders	20,169	18,653	2,658	52,201	2,212	315
Share-based compensation expenses	(1,684)	(313)	(45)	3,709	7,484	1,067

Non-GAAP net profit attributable to common shareholders	18,485	18,340	2,613	55,910	9,696	1,382